August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (301) 592-6157

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

> **Re: Choice Hotels International, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-13393**

Dear Mr. Ledsinger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 14

1. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you state on page 16 that the company's salary pay practice is to target compensation at the competitive median (50th percentile) of the market; however, actual individual executive officer's salaries may differ substantially due to individual differences in experience, performance and the relative differences between roles within and outside the organization. You should provide a complete analysis of the specific factors considered by the committee in determining the amounts paid for salary and the other specified elements as well as how that compared to the target median values or other benchmarks considered.

Role of Management, page 14

2. You state on page 14 that management may prepare and distribute to committee members agenda, meeting documents and company data as well as present specific compensation proposals to the committee. Please expand your disclosure to identify the individual members of management and briefly describe the role of each individual.

Benchmarking and Pay Positioning, page 15

3. We note that total compensation is targeted to approximate the median compensation of the competitive market data, on a size-adjusted basis, derived from a consensus of surveys conducted by nationally recognized compensation consulting firms and the median compensation of the Comparison Group. Please expand your disclosure to discuss the role of the competitive market data in benchmarking compensation and identify the component companies of the survey data, as applicable. In addition, please expand your disclosure to discuss with greater specificity the targets for the individual elements of compensation. If compensation for any named executive officer is not at the target levels, please disclose and discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentives, page 16

4. We note your description of how EPS affects annual bonuses; however, there appears to be minimal analysis of the effect individual performance has on compensation awards. We further note that the EPS-adjusted award for executive officers other than the Vice Chairman and CEO is adjusted based on the degree of achievement of individual performance objectives and these performance objectives are based in part upon a qualitative evaluation of performance but could also include licensee/customer satisfaction and RevPAR improvement in addition to other relevant measures.

Clearly disclose all individual performance objectives for each named executive officer. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement or lack of achievement of any performance objectives based in part upon a qualitative evaluation of performance or licensee/customer satisfaction and RevPAR improvement or any other measures. See Item 402(b)(2)(vii) of Regulation S-K.

5. We note the target bonuses for 2007 on page 16. Please clarify whether these target bonuses were the same for 2006.

6. We note that, for the purposes of the annual incentive, EPS is adjusted at the discretion of the committee for certain non-recurring items. Please expand your disclosure to describe the extent of the committee's discretion in adjusting any incentive award goals, including the EPS goal. In addition, please describe and quantify the non-recurring items that resulted in the adjustment to EPS.

Long-Term Incentives, page 17

7. With respect to your long-term incentive awards, we note the number of PVRSUs that vest range from 0% to 200% of the initial grant and is determined three or four years from the date of grant based upon the actual three or four year cumulative EPS compared to the performance target. Please revise to include the performance targets for 2006 and 2007, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). You state on page 18 that EPS targets are set at levels intended to motivate high business performance and that these targets are designed to be challenging to attain. To the extent that that it is appropriate to omit specific goals, provide additional discussion and analysis regarding how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

8. You state on page 18 that, in 2006, you granted Mr. White restricted stock pursuant to the company's long-term incentive plan. Please expand your disclosure to quantify the amount of restricted stock granted, describe any conditions to vesting and discuss why Mr. White was granted restricted stock.

Perquisites and Related Personal Benefits, page 19

9. We note your reference to the Flexible Perquisite Program. Please expand your disclosure to describe this program, quantify the amount available for each named

executive officer under this program and describe all covered expenses under the program.

Potential Payments upon Termination or Change in Control, page 28

10. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have. Refer to Items 402(j) and 402(b)(1)(iv) of Regulation S-K.

11. We note your disclosure on page 14 that Mr. Squeri and Mr. Wielgus are named executive officers for fiscal year 2006 and that their employment will terminate in 2007. Please expand your disclosure to discuss the terms of any agreements, including any specific payments to be paid, with Mr. Squeri and Mr. Wielgus in connection with their termination in 2007.

Certain Relationships and Related Transactions, page 38

12. We note that the company's Amended and Restated Basic Policies of the Board of Directors require board approval of any material transactions between the company and its directors, officers, stockholders, employees or agents and affiliates. Please expand your disclosure to provide additional information describing your policies and procedures, including any standards to be applied pursuant to the Amended and Restated Basic Policies. Refer to Item 404(b)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor